BRF S.A.

A Publicly Trade Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

EXTRACT FROM THE MINUTES OF THE 16th/13 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: December 19, 2013 at 09:00 a.m. at Rua Hungria, 1400 – 5th floor, São Paulo, SP. CHAIR: Abilio Diniz, Chairman, Edina Biava, Secretary. ATTENDANCE: The majority of the board members. 1. Election of an Executive Director - Elected Augusto Ribeiro Júnior, Brazilian, married, engineer, enrolled in the tax register (CPF) under number 888.162.309-91, bearer of Brazilian ID 1993384-SSP/SC, resident and domiciled in Santana do Parnaíba, state of São Paulo as Vice-President - Finance and Investor Relations with term of office to coincide with that of other members of the Executive Board. Appointed Vice President – Human Resources, Gilberto Orsato, to accumulate the administrative functions. 1.1. Composition of the Executive Board: the Executive Board with term of office to run until April 2015, shall be made up as follows: Chief Executive Officer - Global (CEO Global), Claudio Eugenio Sttiller Galeazzi; Chief Executive Officer - Brazil (CEO Brazil), Sérgio Carvalho Mandin Fonseca; Chief Executive Officer - International (CEO International), Pedro de Andrade Faria; Executive Vice President – Finance and Investor Relations, Augusto Ribeiro Júnior; Executive Vice Presidents: Ely David Mizrahi; Gilberto Antonio Orsato; Hélio Rubens Mendes dos Santos Júnior; Nilvo Mittanck; and Sylvia de Souza Leão Wanderley. 2. Fixed Assets – 2.1. Authorized the Executive Board to undertake the divestment of the poultry farms in accordance with the attached list 1. 2.2.  Authorized the Executive Board to undertake the divestment of the assets listed in attachment 2, the process to be conducted by the Divestment Committee for the listed assets, the negotiation of which shall be ratified by the Executive Board and the Board of Directors. 2.3. Authorized the Executive Board to undertake the transfer of the properties located in Toledo-PR, Crissiumal-RS and Serafina Corrêa-SC, pursuant to the proposals presented (attachment 3) and Serafina Corrêa-SC, pursuant to the proposals presented. 3. Proposed Interest on Shareholders’ Capital – Approval of Interest on Capital (dividends) to the shareholders – Jointly with the Fiscal Council, the Board resolved to approve payment of R$ 365,000,000.00 (three hundred and sixty-five million reais), equivalent to R$ 0.41922417 gross per share of the free float with withholding tax of 15%, with the exception of shareholders who are either immune or exempt, for the 870,655,902 shares of the free float in the form of interest on shareholders’ capital. The latter shall be incorporated as part of the mandatory dividend pursuant to the current legislation. Interest on capital shall be paid to those shareholders as of December 30, 2013 and the shares shall become ex-interest on capital as from December 31, 2013. Payout is scheduled for February 14, 2014. The meeting was concluded on December 20, 2013 and drafted as a partial extract of the Ordinary Meeting of the Board of Directors held on December 19 and 20, 2013, being read, approved and signed by those in attendance. ABILIO DINIZ, Chairman; SÉRGIO RICARDO SILVA ROSA, Vice Chairman; CARLOS FERNANDO COSTA; DÉCIO DA SILVA; JOSÉ CARLOS REIS MAGALHÃES NETO; LUIZ FERNANDO FURLAN; MANOEL CORDEIRO SILVA FILHO; PAULO ASSUNÇÃO DE SOUSA; WALTER FONTANA FILHO and SIMON CHENG.

EDINA BIAVA

Secretary

Attachment 1

Ratification of the Minutes of the 7th / 2010 Ordinary Meeting of the Board of Directors of October 26, 2010.

Attachment 2

This attachment is an integral part of the Minutes of the 16th / 2013 Ordinary Meeting of the Board of Directors of December 19, 2013. The process of divestment of the other above mentioned assets shall be conducted by the Divestment Committee and ratified by the Executive Board and the Board of Directors.

Attachment 3